--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3

                                       to

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(D)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  STATEMENT ON

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            MELAMINE CHEMICALS, INC.

                           (Name of Subject Company)

                                  BORDEN, INC.

                             BORDEN CHEMICAL, INC.

                                MC MERGER CORP.

                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                     585332

                     (CUSIP Number of Class of Securities)

                            LAWRENCE L. DIEKER, ESQ.
                             BORDEN CHEMICAL, INC.
                             180 EAST BROAD STREET
                               COLUMBUS, OH 43215
                           TELEPHONE: (614) 225-4313

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)
                            ------------------------

                                   COPIES TO:

                             DAVID J. SORKIN, ESQ.

                           SIMPSON THACHER & BARTLETT

                              425 LEXINGTON AVENUE

                            NEW YORK, NEW YORK 10017

                           TELEPHONE: (212) 455-2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP NO. 585332109

1.         NAMES OF REPORTING PERSONS: MC MERGER CORP.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 52-2059331
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                    (a) / /
                                                                                             (b) / /
3.         SEC USE ONLY

4.         SOURCES OF FUNDS
           AF
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                          / /
           IF REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
7.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                                5,494,996
8.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                                 / /
           CERTAIN SHARES
9.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 97.6% (Based on 5,627,934
           shares outstanding)

10.        TYPE OF REPORTING PERSON
           CO

CUSIP NO. 585332109

1.         NAMES OF REPORTING PERSONS: BORDEN CHEMICAL, INC.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 51-0370356
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                    (a) / /
                                                                                             (b) / /
3.         SEC USE ONLY

4.         SOURCES OF FUNDS
           AF and WC
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                          / /
           IF REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
7.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                                5,494,996
8.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                                 / /
           CERTAIN SHARES
9.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 97.6% (Based on 5,627,934
           shares outstanding)

10.        TYPE OF REPORTING PERSON
           CO

CUSIP NO. 585332109

1.         NAMES OF REPORTING PERSONS: BORDEN INC.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 13-0511250
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                    (a) / /
                                                                                             (b) / /
3.         SEC USE ONLY

4.         SOURCES OF FUNDS
           WC
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                          / /
           IF REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           New Jersey
7.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                                5,494,996
8.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                                 / /
           CERTAIN SHARES
9.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 97.6% (Based on 5,627,934
           shares outstanding)

10.        TYPE OF REPORTING PERSON
           CO

    This amendment amends and supplements the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D filed on October 15, 1997 and amended on October 31, 1997 and November 12, 1997 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer by MC Merger Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Borden Chemical, Inc., a Delaware corporation (the "Parent"), which is itself a subsidiary of Borden, Inc., a New Jersey corporation ("Borden"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Melamine Chemicals, Inc., a Delaware corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of November 5, 1990, as amended (the "Rights Agreement"), between the Company and Wachovia Bank and Trust Company (now Wachovia Bank, N.A.), as rights agent, at a purchase price of $20.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    Item 5 of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

    On November 14, 1997, the Parent issued a press release announcing that the Offer had expired, as scheduled, at 12:00 Midnight, New York City time, on Thursday November 13, 1997 and that the Purchaser had accepted for purchase all Shares (and Rights) validly tendered and not withdrawn prior to the expiration of the Offer. The full text of the press release is set forth in Exhibit 11(a)(11) and is incorporated herein by reference.

    On November 14, 1997, the Parent issued a press release announcing that the Purchaser was merged with the Company. As a result, the Company has become a wholly owned subsidiary of the Parent. The full text of the press release is set forth in Exhibit 11(a)(12) and is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Item 6(a) of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

    On November 14, 1997, pursuant to the terms of the Offer, the Purchaser accepted for payment and paid for 5,468,887 Shares (and Rights) and had received notices of guaranteed delivery and was therefore obligated to pay for, if delivered, an additional 26,109 Shares (and Rights). The aggregate of 5,494,996 Shares represents approximately 97.6% of the total number of Shares, based on 5,627,934 Shares outstanding.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(f) of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

    The information provided in this Amendment No. 3 under Items 5 and 6 is hereby incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a) (11) Press Release issued by the Parent on November 14, 1997.

    (a) (12) Press Release issued by the Parent on November 14, 1997.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                BORDEN, INC.

                                By:  /s/ ELLEN GERMAN BERNDT
                                     -----------------------------------------
                                     Name: Ellen German Berndt
                                     Title: SECRETARY

                                BORDEN CHEMICAL, INC.

                                By:  /s/ JOSEPH M. SAGGESE
                                     -----------------------------------------
                                     Name: Joseph M. Saggese
                                     Title: CHAIRMAN OF THE BOARD, PRESIDENT
                                     AND CHIEF EXECUTIVE OFFICER

                                MC MERGER CORP.

                                By:  /s/ JAMES O. STEVNING
                                     -----------------------------------------
                                     Name: James O. Stevning
                                     Title: PRESIDENT

Date: November 14, 1997